

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 18, 2017

<u>Via E-mail</u>
Mr. Nathan L. Poundstone
Chief Accounting Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Street 3350
Kansas City, MO 64106

> **Re: CorEnergy Infrastructure Trust, Inc.**
> **Form 10-K**
> **Filed March 2, 2017**
> **File No. 001-33292**

Dear Mr. Poundstone:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities